SECURITIES AND EXCHANGE COMMISSION



                                Washington, D. C.
                                      20549



    APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES PURSUANT TO SECTION
                  12(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 001-14036

                                DST Systems, Inc.

          ------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

         Delaware                                        431581814
-------------------------------------------     --------------------------------
(State of Incorporation or Organization)        (I.R.S. Employer Identification
                                                             No.)
333 West 11th Street, Kansas City, Missouri                    64105
--------------------------------------------------------------------------------
(Address of principal executive offices)                     (Zip Code)



        Securities to be withdrawn pursuant to Section 12(d) of the Act:

                                                  Name of each Exchange on which
Title of each class to be so withdrawn               class is to be withdrawn
--------------------------------------               ------------------------

         Common Stock,                                Chicago Stock Exchange
         par value $.01
         per share
         and
         Preferred Stock Purchase Rights

     DST Systems, Inc., a Delaware corporation (the "Company"), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 12d2-2(d) and (e) promulgated thereunder to withdraw its common stock, $.01 par value and the Preferred Stock Purchase Rights (collectively, the "Common Stock and Rights"), from listing and registration on the Chicago Stock Exchange.

     The Board of Directors of the Company unanimously approved a resolution on May 14, 2002 to withdraw the Company's Common Stock and Rights from listing on the Chicago Stock Exchange. The reasons for such actions are set forth in the attached copy of the resolutions as Exhibit A.

     The Registrant has met the requirements of the Rules of the Chicago Stock Exchange by complying with all applicable laws in effect in the State of Delaware, in which it is incorporated, and by filing with the Exchange written notice of its intention to voluntarily withdraw its securities from listing and registration as set forth in Exhibit B to this Application.

     The Company hereby requests that the Commission's order granting this application be effective as soon as possible. This Application relates solely to the withdrawal from listing of the Registrant's common stock and rights from the Chicago Stock Exchange and shall have no effect upon the continued listing of such common stock on the New York Stock Exchange.

     By reason of Section 12(b) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission thereunder, the Registrant shall continue to be obligated to file reports under Section 13 of the Act with the Securities and Exchange Commission and the New York Stock Exchange.



                                    SIGNATURE
                               ------------------



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.




DATED:  October 3, 2002                 By: /s/ Kenneth V. Hager
       ----------------------               ------------------------------------
                                            Kenneth V. Hager
                                            Vice President, CFO & Treasurer